SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 8-K
CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): February 13, 2004

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SPARTON CORPORATION
(Exact name of registrant as specified in its charter)

OHIO	1-1000	38-1054690
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2400 E. Ganson Street, Jackson, Michigan	49202
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (517) 787-8600

INTRODUCTORY NOTE

On February 13, 2004 Sparton Corporation issued a press release announcing the financial results of the second quarter and six months ending December 31, 2003.

ITEM 7. EXHIBITS

Exhibit 99.1   Press Release dated February 13, 2004 issued by Sparton Corporation.

ITEM 12. RESULTS OF OPERATION AND FINANCIAL CONDITION.

On February 13, 2004, Sparton Corporation, an Ohio Corporation (the "Company") issued a press release announcing the financial results of the second quarter and six months ending December 31, 2003.

The foregoing description of the press release is qualified in its entirety by reference to the press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SPARTON CORPORATION

/s/ David W. Hockenbrocht
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David W. Hockenbrocht
Chief Executive Officer
February 13, 2004

Index to Exhibits

Exhibit No.	Description
Exhibit 99.1	Press Release dated February 13, 2004 issued by Sparton Corporation.